SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                  MKR HOLDINGS
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    570538108
                                 (CUSIP Number)



                             Michael J. Hutson, Esq.
                         James, Goldman & Haugland, P.C.
                                  P.O. Box 1770
                            El Paso, Texas 79949-1770
                                 (915) 532-3911
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 6, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box /x/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

                                  SCHEDULE 13D

----------------------------------           -----------------------------------
CUSIP No. 570538108                            Page   2 of 9
----------------------------------           -----------------------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Ralano Family Partners, Ltd., FEI# 74-2636335
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  |_|
                                                                     (b)  |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas limited partnership
--------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER             1,459,800
     SHARES         ------------------------------------------------------------
  BENEFICIALLY
    OWNED BY           8    SHARED VOTING POWER           0
                    ------------------------------------------------------------
      EACH
    REPORTING          9    SOLE DISPOSITIVE POWER        1,459,800
                    ------------------------------------------------------------
   PERSON WITH
                      10    SHARED DISPOSITIVE POWER      0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,459,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------           -----------------------------------
CUSIP No. 570538108                            Page   3 of 9
----------------------------------           -----------------------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Bearzo L.C.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  |_|
                                                                     (b)  |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas limited liability company
--------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY
    OWNED BY           8    SHARED VOTING POWER           1,459,800
                    ------------------------------------------------------------
      EACH
    REPORTING          9    SOLE DISPOSITIVE POWER        0
                    ------------------------------------------------------------
   PERSON WITH
                      10    SHARED DISPOSITIVE POWER      1,459,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,459,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------------           -----------------------------------
CUSIP No. 570538108                            Page   4 of 9
----------------------------------           -----------------------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Louis M. Alpern
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  |_|
                                                                     (b)  |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER             0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY
    OWNED BY           8    SHARED VOTING POWER           1,459,800
                    ------------------------------------------------------------
      EACH
    REPORTING          9    SOLE DISPOSITIVE POWER        0
                    ------------------------------------------------------------
   PERSON WITH
                      10    SHARED DISPOSITIVE POWER      1,459,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,459,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

     This Statement on Schedule 13D ("Schedule 13D"), dated December 6, 1999, is filed on behalf of Ralano Family Partners, Ltd., Bearzo L.C. and Louis M. Alpern, with regard to their respective beneficial ownership of shares of Common Stock, $0.01 par value (the "Shares"), of MKR HOLDINGS (formerly MARKER INTERNATIONAL), a Utah corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Shares of the Company.

     The address of the Company's principal executive offices is 1070 West 2300 South, Salt Lake City, Utah 84119.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of Ralano Family Partners, Ltd., Bearzo L.C. and Louis M. Alpern (collectively, the "Filing Persons").

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) RALANO FAMILY PARTNERS, LTD. Ralano Family Partners, Ltd. is a Texas limited partnership. Its principal business is investment, and the address of its principal business and principal office is 2201 North Stanton, El Paso, Texas 79902. The general partner of Ralano Family Partners, Ltd. is Bearzo L.C. (see paragraph (2) below). Ralano Family Partners, Ltd. hereinafter shall be referred to as the "Partnership."

     (2) BEARZO L.C. Bearzo L.C. is a Texas limited liability company. Its principal business is investment, and the address of its principal business and principal office is 2201 North Stanton, El Paso, Texas 79902. Bearzo L.C.'s controlling stockholder is Louis M. Alpern. Bearzo L.C.'s executive officer is Dr. Alpern who is its Manager (see paragraph (3) below).

     (3) LOUIS M. ALPERN. Dr. Alpern is a citizen of the United States of America, and his business address is 2201 North Stanton, El Paso, Texas 79902. His present principal employment is as a director of the Company. Dr. Alpern is Manager of Bearzo L.C.

     During the last five years, none of the Filing Persons and no director or executive officer of the Partnership, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Between May 4, 1999 and the date hereof, the Partnership acquired an aggregate of 200,000 Shares for an aggregate purchase price (excluding commissions) of approximately $42,037.50. The source of funds for the purchase of such Shares was the working capital of the Partnership.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Partnership's intention for acquiring the Shares and its present intention for holding the Shares is for investment purposes. The Partnership may, depending upon market conditions and other factors, acquire additional Shares in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

     Except as set forth above, none of the Filing Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of the date of this statement, the Partnership is the direct beneficial owner of 1,459,800 Shares which constituted approximately 13.1% of the 11,120,577 Shares outstanding as of November 15, 1999, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

     Bearzo L.C., in its respective capacity as general partner of the Partnership, and Dr. Alpern, in his respective capacity as manager of Bearzo L.C., may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Act of 1933, as amended) the Shares owned by the Partnership. Each of such persons disclaims beneficial ownership of such Shares except to the extent of its or his pecuniary interest therein. In addition, each of such persons may be deemed to share with the Partnership the power to vote or direct the vote and to dispose or to direct the disposition of the Shares owned beneficially by the Partnership.

     Schedule A hereto describes transactions in the Shares effected during the 60 days preceding December 6, 1999 and subsequently to the date hereof.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     On July 20, 1999, certain Stockholders of the Company, of which the Partnership is one, and CT Sports Holding AG ("CT") entered into a Shareholders Agreement of Understanding (the "Shareholders Agreement") to help facilitate the consummation of various transactions regarding the Company, including the execution of an Asset Purchase Agreement, the filing of a Chapter 11 Plan of Reorganization with an accompanying Disclosure Statement and the confirmation of the Plan by the Bankruptcy Court. Pursuant to the Shareholders Agreement, the Partnership and the other Stockholders who executed the Shareholders Agreement agreed to use their reasonable best efforts to negotiate and assist in the preparation of definitive documentation with respect to the aforementioned transactions. In addition, the Partnership and the other Stockholders who executed the Shareholders Agreement agreed (a) not to support or propose any other plan of reorganization or any other sale of substantially all of the Company's assets unless endorsed in writing by Newco, a wholly-owned acquisition subsidiary formed by CT, and (b) not to initiate any act which could lead to an alternative sale.

     Last, the Stockholders who executed the Shareholders Agreement agreed (a) not to dispose of their shares or take any action which would require the Company to repurchase or otherwise dispose of shares (as defined in the Shareholders Agreement) other than as contemplated in the Tauber Agreement (as defined in the Shareholders Agreement), (b) not to grant any proxies or powers of attorney or deposit any shares into a voting trust or enter into any voting agreement with respect to any shares and (c) not to take any action that would make any representation or warranty of such Stockholder contained in the Shareholders Agreement untrue or incorrect or prevent it from performing its obligations under the Shareholders Agreement.

     Other than the Shareholders Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2000.


                                      RALANO FAMILY PARTNERS, LTD.

                                        By:  BEARZO L.C., as General Partner


                                             By: /s/ Louis M. Alpern
                                                 -------------------
                                                  Louis M. Alpern, as
                                                  Manager


                                      BEARZO L.C.


                                        By:  /s/ Louis M. Alpern
                                             --------------------
                                             Louis M. Alpern, as
                                             Manager

                                      /s/ Louis M. Alpern
                                      -------------------
                                      Louis M. Alpern

                                                                    Schedule A


The following table sets forth certain information concerning the Shares purchased by the Partnership during the 60 days preceding December 6, 1999 and subsequently to the date hereof. All purchases were made through brokerage transactions on the OTC Bulletin Board.


                                                             Approximate
                                                             Purchase Price
                                                             Per Share
                              No. of Shares                  (Exclusive of
Date of Purchase              Purchased                      Commissions)

10/19/99                         15,000                          $0.2125

12/07/99                         35,000                          $0.21

12/08/99                        150,000                          $0.21